UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(d) of the Securities Exchange Act of 1934

LINE Corporation

(Name of Subject Company)

LINE Corporation

(Names of Person(s) Filing Statement)

Shares of common stock, no par value (“Common Shares”)

American Depositary Shares (“ADSs”), each representing one Common Share

(Title of Class of Securities)

ISIN JP3966750006 (Common Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

Satoshi Yano

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

+81-3-4316-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Toshiro Mochizuki, Esq.

Shearman & Sterling LLP

Fukoku Seimei Building, 9th Floor

2-2-2 Uchisaiwaicho

Chiyoda-ku, Tokyo 100-0011, Japan

+81-3-5251-1601

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following communications relating to the proposed tender offers to be commenced in Japan and the United States (the “Proposed Offer”) by NAVER J. Hub Corporation (“NAVER Purchaser”), a direct wholly owned subsidiary of NAVER Corporation (“NAVER” and, together with NAVER Purchaser, the “NAVER Parties”), and SoftBank Corp. (“SoftBank” and, together with NAVER Purchaser, the “Purchasers”; the Purchasers together with NAVER, the “Purchaser Parties”) to acquire up to 100% of the outstanding Common Shares and ADSs of LINE Corporation (“LINE,” “we,” “us” or “our”), exclusive of Common Shares and ADSs held by NAVER. In the tender offer in Japan, the Purchasers will also offer to acquire (x) up to 100% of the outstanding stock acquisition rights issued by LINE to purchase Common Shares, and (y) up to 100% of LINE’s zero coupon convertible bonds due 2023 and due 2025 issued on September 20, 2018 that may be converted into Common Shares, exclusive of convertible bonds held by NAVER. The Proposed Offer would be one part of a series of transactions that LINE, Z Holdings Corporation (“ZHD”), the NAVER Parties and SoftBank are currently engaged in discussions about and that, if consummated, would result in making LINE a privately held company and integrating the business operations of LINE and ZHD (the “Proposed Transaction”).

1.

Press Release issued by LINE entitled “Announcement of Opinion Regarding the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Corp. and NAVER J. Hub Corporation, a Wholly-Owned Subsidiary of NAVER Corporation, the Controlling Shareholder of LINE Corporation,” dated August 3, 2020 (English translation), which was furnished on Form 6-K by LINE on August 3, 2020, and is incorporated herein by reference.

2.

Press Release issued by ZHD, LINE, SoftBank and NAVER entitled “Announcement Regarding Schedule for Implementation of the Business Integration,” dated August 3, 2020 (English translation), which was furnished on Form 6-K by LINE on August 3, 2020, and is incorporated herein by reference.

3.

Press Release issued by ZHD, LINE, SoftBank and NAVER entitled “Notice Concerning Conclusion of Business Alliance MOU by Z Holdings Corporation, LINE Corporation, SoftBank Corp. and NAVER Corporation,” dated August 3, 2020 (English translation), which was furnished on Form 6-K by LINE on August 3, 2020, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by LINE entitled “Announcement of Opinion Regarding the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Corp. and NAVER J. Hub Corporation, a Wholly-Owned Subsidiary of NAVER Corporation, the Controlling Shareholder of LINE Corporation,” dated August 3, 2020 (English translation) (incorporated by reference to the Form 6-K furnished by LINE on August 3, 2020).
99.2	Press Release issued by ZHD, LINE, SoftBank and NAVER entitled “Announcement Regarding Schedule for Implementation of the Business Integration,” dated August 3, 2020 (English translation) (incorporated by reference to the Form 6-K furnished by LINE on August 3, 2020).
99.3	Press Release issued by ZHD, LINE, SoftBank and NAVER entitled “Notice Concerning Conclusion of Business Alliance MOU by Z Holdings Corporation, LINE Corporation, SoftBank Corp. and NAVER Corporation,” dated August 3, 2020 (English translation) (incorporated by reference to the Form 6-K furnished by LINE on August 3, 2020).

Important Additional Information and Where to Find It

The Proposed Offer referred to in the communications to which this Schedule 14D-9C relates has not yet commenced. These communications are neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities. Should the Proposed Offer be commenced, the solicitation and the offer to buy the securities that are the subject of the Proposed Offer will be made pursuant to an offer to purchase and related materials that the Purchaser Parties will file with the Securities and Exchange Commission (the “SEC”). At the time the Proposed Offer is commenced, the Purchaser Parties will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter we will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Proposed Offer. A Transaction Statement on Schedule 13E-3 in connection with the Proposed Transaction would also be filed together with SoftBank and the NAVER Parties. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents), the Solicitation/Recommendation Statement and the Transaction Statement will contain important information that should be read carefully and considered before any decision is made with respect to the Proposed Offer. We and the Purchaser Parties will file other relevant materials in connection with the Proposed Offer and Proposed Transaction. All of the tender offer materials (and all other materials filed by us with the SEC) will also be available free of charge from the SEC through its website at www.sec.gov.

INVESTORS AND SHAREHOLDERS OF LINE ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9 AND THE SCHEDULE 13E-3, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF LINE, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE PROPOSED OFFER OR WHETHER TO TENDER THEIR SECURITIES PURSUANT TO THE PROPOSED OFFER, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION (INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED OFFER) AND THE PARTIES THERETO.

Forward-Looking Statements

The communications to which this Schedule 14D-9C relates contain forward-looking statements with respect to our current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Proposed Offer and the Proposed Transaction. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to us, speak only as of the date hereof and are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this Schedule 14D-9C. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements. Risks and uncertainties that might affect us, the Proposed Offer or the Proposed Transaction include, but are not limited to, those relating to:

•	whether the Proposed Offer will close;

•

obtaining the requisite consents to the Proposed Offer and the Proposed Transaction, including, without limitation, the risk that a regulatory approval that may be required for the Proposed Transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	whether the conditions for the Proposed Offer and the Proposed Transaction will be satisfied or waived;

•

the possibility that, prior to the completion of the Proposed Transaction, our business and our relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	shareholder litigation in connection with the Proposed Offer or the Proposed Transaction potentially resulting in significant costs of defense, indemnification and liability; and

•

the risks and uncertainties pertaining to our business, including those detailed under “Risk Factors” and elsewhere in our public periodic filings with the SEC, as well as those detailed in the tender offer materials that may be filed by the Purchaser Parties, the Solicitation/Recommendation Statement that may be filed by us, and the Transaction Statement that may be filed, all in connection with the Proposed Offer or the Proposed Transaction if they are commenced.

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